SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 20, 2004, announcing Brazil's CTBC Order of ECtel Fraud and QOS Solutions Valued at Several Million Dollars.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  September 27 , 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued September 20, 2004

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Exhibit 1

.

FOR IMMEDIATE RELEASE

Brazil's CTBC Orders ECtel Fraud and QOS Solutions Valued at Several Million Dollars

Petah Tikva, Israel - September 20, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received an order valued at several million dollars from CTBC, a long-established, privately-owned fixed and cellular telephony operator in central Brazil. The order is for an ECtel Fraud Detection and Prevention solution that will be deployed in CTBC`s fixed and cellular networks. The system will be installed according to an aggressive schedule to enable the on-time launch of CTBC`s new long distance and international roaming services.

"Our evaluation indicates that ECtel`s FraudView(TM) is the most effective real-time fraud prevention system on the market," said CTBC`s Revenue Protection and Assurance Director. "We have begun utilizing it to replace another fraud prevention system in our cellular network, and will also extend it to our PSTN operations. We are confident that the system will contribute significantly to the bottom line by means of recovered revenues and in the long term via improved customer satisfaction."

"We congratulate CTBC on the launch of its exciting new services, and are pleased that it has chosen ECtel as a trusted Revenue Protection and Revenue Assurance partner," said Mr. Eitan Naor, President and CEO of ECtel. " CTBC is the latest of many Latin American operators that have deployed our superior Fraud solution suites, including four operators in Brazil. We believe that our focus on providing an integrated Revenue Assurance and Fraud Detection solution on our unified platform provides us with a competitive advantage. Our recent wins are a clear vindication of this strategy. We are proud that our comprehensive protection solutions have delivered significant operational benefits to these prestigious operators, and that our experienced deployment teams demonstrated excellent performance."

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About CTBC

CTBC Telecom, based in Uberlandia, Minas Gerais, is a privately-owned Brazilian telephone company serving the states of Minas Gerais, Sao Paulo, Mato Grosso do Sul and Goias. It has over 1.2 million customers and employs more than 1,300 workers. Founded in 1954, it was for more than 20 years the only privately-owned Brazilian telecommunications provider. Since the 1998 privatization of the state-owned Telebras system, CTBC Telecom has become the only Brazilian provider offering its customers a full-service portfolio of fixed, cellular, and data solutions. Before launching the first prepaid cellular service in Brazil, CTBC Telecom had already become a pioneering provider of cellular services in the states of Sao Paulo and Minas Gerais, and began using digital technology in 1996. In December, 1998, National Telecommunication Magazine, Brazil's leading trade publication, named CTBC Telecom 'Company of the Year' in recognition not only of its state-of-the-art technology and premium services, but also for its important community service programs. For more information please visit CTBC Telecom`s website at www.ctbctelecom.com.br

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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